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SEC FILE NUMER
8- 53403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ankura Capital Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

485 Lexington Avenue - 10th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Fredric Obsbaum	(212) 897-1694	obsbaum@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante & Moran, PLLC
(Name – if individual, state last, first, and middle name)

10 South Riverside Plaza	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	166
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ankura Capital Advisors, LLC

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5(d) under the
Securities Exchange Act of 1934
December 31, 2025

AFFIRMATION

I, <u>Fredric Obsbaum</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>Ankura Capital Advisors LLC</u> as of <u>12/31/25</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Principal Financial Officer
Title

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Sole Member
Ankura Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ankura Capital Advisors, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Ankura Capital Advisors, LLC's auditor since January 2018.

Chicago, Illinois
March 17, 2026



ANKURA CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$ 1,042,295
Receivable from related party	1,352,809
Deferred contract costs	105,542
Prepaid expenses and other assets	23,117
Total assets	**$ 2,523,763**

Liabilities and Member's Equity
Liabilities:

Accrued expenses and other liabilities	$ 31,420
Deferred revenue	85,000
Total liabilities	**116,420**

Member's equity

Member's equity	2,407,343
Total liabilities and member's equity	**$ 2,523,763**

The accompanying notes are an integral part of these financial statements.

ANKURA CAPITAL ADVISORS, LLC
Statement of Operations
For the year ended December 31, 2025

Revenues		
Success fees	$	719,524
Advisory fees		95,000
Other		18,985
Total revenues		833,509
Expenses		
Compensation and benefits		234,579
Insurance		150,842
Professional fees		170,840
Client pursuit expenses		129,786
Rent expense		33,415
Expense reimbursements		18,856
Regulatory fees and expenses		31,588
Information technology		17,191
Other expenses		183
Total expenses		787,280
Net income	$	**46,229**

The accompanying notes are an integral part of these financial statements.

ANKURA CAPITAL ADVISORS, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2025

Balance January 1, 2025	$	2,361,114
Net income		46,229
Balance December 31, 2025	$	2,407,343

The accompanying notes are an integral part of these financial statements.

ANKURA CAPITAL ADVISORS, LLC
Statement of Cash Flows
For the year ended December 31, 2025

Cash flows from operating activities

Net income	$	46,229

Adjustments to reconcile net income to net cash used in operating activities

(Increase) decrease in operating assets	
Accounts receivable	456,090
Deferred contract costs	11,810
Prepaid expenses and others assets	(2,267)
Receivable from related party	(1,352,809)
Increase (decrease) in operating liabilities	
Accrued expenses and other liabilities	21,079
Deferred revenue	(54,524)
Payable to related party	(562,544)
Net cash used in operating activities	(1,436,936)

Cash

Beginning of year		2,479,231
End of year	$	1,042,295

The accompanying notes are an integral part of these financial statements.

1. **Organization and Business**

   Ankura Capital Advisors, LLC (the "Company") is a wholly-owned subsidiary of Thoreau HoldCo, LLC ("Thoreau") , which is a wholly-owned subsidiary of Ankura Consulting Group, LLC ("ACG"). ACG is the primary operating entity of Ankura Holdings, LP ("Ankura") and provides support services to the Company through a shared services agreement. ACG is a wholly-owned subsidiary of Ankura Intermediate Holdings, LP, which is itself a wholly owned subsidiary of Ankura Holdings, LP. Ankura is a global provider of a broad range of consulting services in the areas of strategy and performance; transformation, talent and transactions; data and technology; risk, forensics and compliance; disputes and economics; and turnaround and restructuring.

   The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides financial advisory services in connection with mergers, acquisitions and divestitures and placement agent services in connection with the private placement of securities.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Basis of Accounting
   Revenues and expenses are recorded on the accrual basis of accounting.

   Cash
   All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Accounts Receivable
   Accounts receivable consists of retainers and reimbursable expenses billed to customers but not yet paid. Management determines an allowance for doubtful accounts based on its assessment of the current status of individual accounts.

   The Company had accounts receivable, net of allowance for credit loss, in the amount of $456,090 and $0 at January 1, 2025 and December 31, 2025, respectively.

2. **Summary of Significant Accounting Policies (continued)**

Deferred Contracts
Deferred contract costs consist of wages and other costs directly related to the fulfillment of a contract. Such costs are capitalized if they generate or enhance resources of the Company that will be used to satisfy future performance obligations and are expected to be recovered. These capitalized costs are subsequently expensed when the related revenue is recognized. As of December 31, 2025, deferred contract costs were $105,542, and the amount recognized as expense during the year ended December 31, 2025, was $64,596.

Income Taxes
The Company is a single-member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state, and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. There are no uncertain tax positions to be accounted for in accordance with Financial Accounting Standards Board guidance on income taxes as of December 31, 2025.

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company provides financing and mergers and acquisitions advisory services and generates revenue under three types of billing arrangements: performance-based, time-and-expense and fixed-fee.

Performance-based billing arrangements require the attainment of contractually defined objectives before amounts are billed.

Time-and-expense billing arrangements require the client to pay based on the number of hours worked at the agreed upon rates.

Fixed-fee billing arrangements have a pre-established fee for a predetermind set of professional services or deliverables.

Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

2. **Summary of Significant Accounting Policies (continued)**

The following table illustrates the disaggregation of revenues by billing arrangements for the year ended December 31, 2025:

Nature of Billing Arrangement	Year Ended December 31,2025
Variable fee point in time	$ 738,509
Fixed fee point in time	95,000
Total	$ 833,509

Significant Judgements

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Contract Assets and Contract Liabilities

The Company had no contract assets at January 1, 2025 and December 31, 2025. It had $139,524 of contract liabilities at January 1, 2025 and $85,000 of contract liabilities at December 31, 2025.

Allowance for Credit Losses

The allowance for credit losses is based on the Company's expectation of the collectability of its receivables utilizing the current expected credit loss ("CECL") framework, considering historical experience, credit quality, and economic conditions. As of December 31, 2025, the Company had no fees receivable. The Company also maintains a receivable from ACG. Based on ACG's credit quality and ability to repay, the Company determined there is no expected credit risk. Accordingly, no allowance for credit losses was recorded at December 31, 2025.

3. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of approximately $925,000 which exceeded the required net capital by approximately $918,000.

The Company does not hold customers' cash or securities; therefore, it is not affected by SEC Rule 15c3-3.

4. **Related-Party Transactions**

The Company has a service agreement with ACG. Under the Agreement, the Company is provided with consulting personnel; office space; office-related equipment; administrative support such as technical, accounting, and bookkeeping; and such other services as the parties may agree to from time to time. Some of the personnel are registered with FINRA as representatives and principals of the Company to the extent required under FINRA rules. During 2025, $290,271 of expenses were allocated pursuant to the Agreement and included consulting services at cost plus fringe benefits of $234,579, facilities of $33,415 and other operating expenses of $22,277. Certain payments directly attributable to the Company are paid by the Parent and charged to the Company. During 2025, such expenses totaled $310,437.

In addition, the Company has a policy that assigns to ACG revenues for services that do not culminate in a securities transaction. Cash receipts for these services by the Company result in the Company owing ACG for amounts received. In certain situations, ACG may receive cash receipts on behalf of the Company related to revenue earned by the Company.

During June 2025 the Company advanced ACG $2,000,000 of which $457,013 was applied to pay its obligation to ACG. At December 31, 2025 the net amount receivable from ACG as related to the transactions described above was $1,352,809.

5. **Concentrations**

Two customers accounted for approximately 81% of of the revenues for the year 2025.

The Company's cash is held at one financial institution.

6. **Commitments and Contingencies**

There are no commitments or guarantees against the assets of the Company and there are no contingencies regarding litigation or arbitration.

7. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including mergers & acquisitions, investment banking and private placements of securities. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3) which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

8. **Income Taxes**

In December 2023, the FASB issued ASU 2023-09 which amends the disclosure requirements for income taxes. The amendments require SEC- Registered entities such as the Company to disclose specific categories in the income tax rate reconciliation, presented both as percentages and reporting currency amounts. The amended guidance is effective for the Company on January 1, 2025. The Company, a single-member limited liability company treated as a disregarded entity for tax purposes, has evaluated the pronouncement and determined it is not applicable and has no impact on its financial statements and related disclosures because the Company has no income tax provision.

9. **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025 through the date these financial statements were issued. There have been no material subsequent events that would require recognition or disclosure in this report as of December 31, 2025.

SUPPLEMENTARY INFORMATION

ANKURA CAPITAL ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2025   **Schedule I**

Member's equity	$	2,407,343
Deductions		
Receivable from related party		1,352,809
Deferred contract costs		105,542
Prepaid expenses and other assets		23,117
Total nonallowable assets		1,481,468
Net capital		925,875
Minimum capital requirement (the greater of $5,000 or 6 2/3%		
of aggregate indebtedness)		7,761
Excess net capital	$	918,114
Aggregate indebtedness	$	116,420
Ratio of aggregate indebtedness to net capital		0.13 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA as filed on January 23, 2026.

ANKURA CAPITAL ADVISORS, LLC
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025   **Schedule II**

The Company does not hold customer cash or securities; therefore, it is not affected by SEC Rule 15c3-3.



Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Sole Member
Ankura Capital Advisors, LLC

We have reviewed management's statements included in the accompanying Exemption Report in which Ankura Capital Advisors, LLC (the "Company") stated that:

(1) The Company does not claim an exemption from paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to financial advisory services in connection with mergers, acquisitions, and divestitures and placement agent services in connection with the private placement of securities.

(3) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Management is responsible for compliance with 17 C.F. R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Plante & Moran, PLLC

Chicago, Illinois
March 17, 2026



ANKURA CAPITAL ADVISORS, LLC
Exemption Report Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption from 17 C.F.R. § 240.15c3-3;

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to financial advisory services in connection with mergers, acquisitions and divestitures and placement agent services in connection with the private placement of securities.

(3) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Signature

Principal Financial Officer